SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D
                            (Rule 13d-101)

              Under the Securities Exchange Act of 1934

                         CROWN NORTHCORP, INC.
                           (Name of Issuer)

                    Common Stock, $0.01 par value
                    (Title of Class of Securities)

                               641142104
                             (CUSIP Number)

                            Gordon V. Smith
                         8716 Crider Brook Way
                          Potomac, MD  20854

                            with a copy to:

                          Stuart M. Ginsberg
                         Tucker, Flyer & Lewis
                      a professional corporation
                    1615 L Street, N.W., Suite 400
                     Washington, D.C.  20036-5612
                            (202) 452-8600

             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                             June 9, 1997
                 (Date of Event which Requires Filing
                          of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box	[ ].

                     (Continued on following pages)

                         (Page 1 of 9 Pages)

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CUSIP No. 641142104                                   Page 2 of 9
                                 13D

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Gordon V. Smith

2.    Check the appropriate box if a member of a group
                                                        (a) [ ]
                                                        (b) [X]

3.    SEC USE ONLY

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      United States of America

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  349,688.8 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              349,688.8 shares

                        10.   Shared Dispositive Power
                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       349,688.8 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                         [X]

13.    Percent of Class Represented by Amount in Row (11)

       3.4%

14.    Type of Reporting Person

       IN

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CUSIP No. 641142104                                   Page 3 of 9
                                  13D

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Gordon V. and Helen C. Smith Foundation

2.    Check the appropriate box if a member of a group
                                                        (a) [ ]
                                                        (b) [X]

3.    SEC USE ONLY

4.    Source of Funds

      PF

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  538,677 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              538,677 shares

                        10.   Shared Dispositive Power
                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       538,677 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                        [X]

13.    Percent of Class Represented by Amount in Row (11)

       5.2%

14.    Type of Reporting Person

       OO

Item 1.	Security and Issuer.

     This Schedule 13D ("Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Crown Northcorp, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1251 Dublin Road, Columbus, Ohio 43215.

Item 2.	Identity and Background.

    	(a), (b), (c), (f) This statement is filed on behalf of The Gordon V. and Helen C. Smith Foundation (the "Foundation") and
Mr. Gordon V. Smith, individually and as the president for the Foundation (together, the "Reporting Persons"). The Foundation is a foundation created for estate planning reasons. The mailing address for the Foundation is c/o Miller and Smith Holding, Inc., 1568 Spring Hill Road, McLean, Virginia 22102. Mr. Smith's principal address is 8716 Crider Brook Way, Potomac, MD 20854.

    	(d), (e) During the last five years, neither the Foundation nor Mr. Smith has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

    	On July 22, 1996, the Foundation purchased 404,677 shares of common stock for $303,508 through a private transaction.

    	On August 26, 1996, the Foundation purchased an additional 134,000 shares of Common Stock for $100,500 through a private transaction.

    	On October 1, 1996, in connection with the sale of Eastern Realty Corporation, in which Mr. Smith was a principle, to the Issuer, Mr. Smith received (i) 112.61 shares of Series A
Convertible Preferred Stock, par value $0.01 per share (the
"Series A Preferred Stock") and (ii) a warrant to purchase
37,360.56 shares of the Common Stock (the "Warrant").

    	Pursuant to Section 9(c)(i) of the Certificate of Designation for the Series A Preferred Stock, each share of Series A Preferred Stock was subject to the mandatory conversion into 1,244.75 shares of Common Stock at such time as the share price attained a certain price threshold. On June 11, 1997, Mr.

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                                                                   5

Smith received from the Issuer notice that this mandatory conversion price was attained on June 9, 1997. Pursuant to such conversion, Mr. Smith received 312,328.24 shares of Common Stock
(307,976.39 shares of Common Stock pursuant to the conversion and 4,351.85 shares of Common Stock representing accrued stock dividends on the Series A Preferred Stock).

    	The Warrant received in connection with the sale of Eastern Realty Corporation provides that Mr. Smith may purchase, at any time and from time to time, until October 1, 1999, up to 37,360.56 fully paid and non-assessable shares of Common Stock at a price of $0.75 per share. The number of shares of Common Stock and the exercise price pursuant to the Warrant will be automatically adjusted equitably and proportionately to reflect any stock dividend, stock split, reverse stock dividend or reverse stock split, or any recapitalization of the Issuer.

Item 4.	Purpose of Transaction.

    	The shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Reporting Persons for investment purposes. The Reporting Persons will continue to evaluate their potential investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects; general economic and industry conditions; the securities markets in general and those for the Issuer's securities in particular; as well as the Reporting Persons personal liquidity requirements and other developments and investment opportunities. Based upon such evaluation, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Persons may determine to dispose of some or all of their investment or acquire additional shares in the Issuer, either in open market or privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer.

   	 The Foundation beneficially owns 538,677 shares of Common Stock. The 538,677 shares beneficially owned by the Foundation represent approximately 5.2% of the outstanding Common Stock of the Issuer. The Foundation and Mr. Smith have sole voting and dispositive power with respect to such shares. The filing of this statement by the Foundation shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Mr. Smith.

     Gordon V. Smith beneficially owns 349,688.80 shares of Common Stock. The 349,688.80 shares do not, however, include shares owned by the Foundation. The 349,688.80 shares beneficially owned by Mr. Smith represent approximately 3.4% of the outstanding Common Stock of the Issuer. Gordon V. Smith has sole voting and dispositive power with respect to such shares. The filing of this statement by Gordon V. Smith shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by the Foundation.

     In the aggregate, Gordon V. Smith and the Foundation beneficially own 888,365.8 shares of Common Stock, which represent approximately 8.6% of the outstanding Common Stock of the Issuer.<FN1>

Item 6.	Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

Not applicable


Item 7.   Material to be Filed as Exhibits.

0.1		Consent to Joint Filing of Schedule 13D



<FN1> The percentages set forth in Item 5 are computed on the basis of 10,382,109.56 shares of Common Stock outstanding (10,344,749 share of Common Stock reported to be outstanding in the Issuers Form 10-QSB for the quarter ended June 30, 1997 and assuming the exercise of the Warrant by Mr. Smith).

                         SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  September 19, 1997



                              Gordon V. and Helen C. Smith
                              Foundation


                              /s/ Gordon V. Smith
                              By: Gordon V. Smith, President





                              /s/ Gordon V. Smith
                              Gordon V. Smith








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                                                                     8

                            EXHIBIT INDEX

Exhibit   Description                                       Page

0.1		     Consent to Joint Filing of Schedule 13D			           9